First Cash Financial Services, Inc. Direct: 817-505-3142 dougo@firstcash.com

December 30, 2010

VIA EDGAR

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Securities and Exchange Commission
Washington, DC 20549
Re:	First Cash Financial Services, Inc. (the "Company") Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 15, 2010 File No. 000-19133

Dear Mr. Mew:

The Company is in receipt of your comment letter dated December 22, 2010. You requested that the Company provide its response within ten business days of the date of your letter. We are writing at this time to request an extension of time to reply to January 21, 2011 in order to accommodate the year-end schedules of key Company personnel and Board members.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (817) 505-3142.

Sincerely,

/s/ R. Douglas Orr

R. Douglas Orr
Principal Financial and Accounting Officer